May 1, 2025

George E. Zweier
Chief Financial Officer
BRT Apartments Corp.
60 Cutter Mill Road
Great Neck, NY 11021

       Re: BRT Apartments Corp.
           Form 10-K for the year ended December 31, 2024
           File No. 001-07172
Dear George E. Zweier:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Note 1 - Organization, Background and Significant Accounting Policies Segment Reporting, page F-13

1.     Please tell us how your segment disclosure complies with ASC
280-10-50-26A and
       50-26B regarding significant segment expenses and other segment items for each reported measure of segment profit or loss.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.
 May 1, 2025
Page 2



              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction